Grupo PRISA





To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 10/04/03
No. of pages (including this one): - 26 -

Re: **Promotora de Informaciones, S.A.**
Information Pursuant to Rule 12g3-2(b)
File No. 82-5213

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notice of significant event (*Comunicación de hecho relevante*), dated April 10, 2003, regarding the following resolutions adopted by the General Shareholders' Meeting held on April 10, 2003:

1°. Approval of the audited financial statements of both the Company and its consolidated Group referred to the year 2002, and approval of the profit distribution.

2°. Approval of the Board of Directors's management in the financial year 2002.

3°. Appointment of DELOITTE & TOUCHE ESPAÑA, S.L., as Auditor of both the Company and its Consolidated Group.

4°.- Extension of the appointment of Mr Diego Hidalgo Schnur and Mr Ignacio de Polanco Moreno as Directors.

5°.- Amendments to the Company's by-laws (relating to the Director's remuneration, the Audit Committee and the Board of Director's meetings).

6°.- Authorisation for the acquisition of treasure shares within legal limits and requirements. Revocation, concerning the unused part, of the authorisation granted for the derivative acquisition of treasure shares at the Ordinary General Meeting of 18 April 2002.

7°.- Delegation of powers.

The *Comunicación de hecho relevante* (in Spanish) is attached as Item 1. No English translations, versions or summaries of this document has been prepared.

B.- Notification, dated April 10, 2003, of the transcripts of the speeches of the Chairman of the Board of Directors Meeting and the Chief Executive Officer made at the Ordinary General Shareholders' Meeting held on April 10, 2003. The notification (in Spanish) is attached as Item 2. No English translations, versions or summaries of this document has been prepared.

C. Notification, dated April 10, 2003, attaching the announcement to be published regarding the payment of dividends by the company. The notification (in Spanish) is attached as Item 3. No English translations, versions or summaries of this document has been prepared.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at (34-91) 330-10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

(Enclosures)

ITEM 1

Madrid, a 10 de abril de 2003

COMUNICACIÓN INFORMACION RELEVANTE

Por la presente les comunicamos que la Junta General de Accionistas de PROMOTORA DE INFORMACIONES, S.A. celebrada en el día de hoy, ha adoptado los acuerdos que se acompañan, quedando así aprobadas todas las propuestas de acuerdos sometidas a la Junta General por el Consejo de Administración.

ACUERDO Nº 1

Primero.- Examen y aprobación, en su caso, de las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión, tanto de la sociedad como de su grupo consolidado, correspondientes al ejercicio 2.002, y propuesta de aplicación de resultados.

a) Aprobar las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) individuales y consolidadas y el Informe de Gestión correspondientes al ejercicio económico que se cerró el 31 de diciembre de 2002, auditadas por el auditor de cuentas de la sociedad.

b) Aprobar la siguiente aplicación de resultados:

▪ A Reserva Voluntaria	51.642.216,42.- €
▪ A Dividendos	18.708.468,75.- €
▪ A retribución a los consejeros	1.387.308,33.- €
Total	71.737.993,50.- €

Tendrán derecho a dividendo aquellos accionistas que figuren inscritos en el Registro Contable correspondiente el día 16 de abril de 2003. El dividendo será pagadero a partir de dicha fecha de la forma que oportunamente se anunciará.

ACUERDO Nº 2

Segundo.- Aprobación de la gestión del Consejo de Administración durante el ejercicio 2.002.

Aprobar, sin reserva alguna, la gestión realizada por el Consejo de Administración durante el pasado ejercicio.

ACUERDO Nº 3

Tercero.- Adopción de los acuerdos que procedan en relación con el Auditor de Cuentas de la sociedad y de su grupo consolidado, para el ejercicio 2.003, al amparo de lo dispuesto en los artículos 42 del Código de Comercio y 204 de la Ley de Sociedades Anónimas.

Prorrogar, a los efectos previstos en los arts. 204 de la Ley de Sociedades Anónimas y 153 y siguientes del Reglamento del Registro Mercantil, el nombramiento de DELOITTE & TOUCHE ESPAÑA, S.L., (antes denominada Arthur Andersen y Cía, Sociedad Comanditaria) de nacionalidad española, con domicilio en Madrid, C/Raimundo Fernández Villaverde, 65, con CI.F: B-79104469, inscrita en el Registro Mercantil de Madrid, en la Hoja M-54414, Folio 188, Tomo 13.650, Sec. 8, como Auditores de Cuentas de la sociedad y de su grupo consolidado, por el periodo de un (1) año, para la realización de la auditoría de los estados financieros que se cerrarán el 31 de diciembre de 2.003.

ACUERDO Nº 4

Cuarto.- Cese y nombramiento de Consejeros.

Considerando que el mandato de Don Diego Hidalgo Schnur y de Don Ignacio de Polanco Moreno expira el próximo 18 de junio, se anticipa el cese de ambos y se acuerda reelegirlos como Consejeros de la Sociedad por el plazo estatutario de cinco años.

Don Diego Hidalgo Schnur y Don Ignacio de Polanco Moreno presentes en la reunión, aceptan el nombramiento, manifestando no encontrarse incursos en causa de incompatibilidad legal, estatal o autonómica, alguna.

ACUERDO Nº 5

Quinto.- Modificación del artículo 19 (Retribución de los Consejeros), de los Estatutos Sociales, adición de un nuevo artículo 21 bis (Comité de Auditoría y Cumplimiento) a los Estatutos Sociales y modificación del artículo 22 (Reunión del Consejo) de los Estatutos Sociales.

1º. Modificar el artículo 19 de los Estatutos Sociales, relativo a la retribución de los Consejeros, de manera que su nueva redacción sea la siguiente:

"Artículo 19.- Retribución de los Consejeros

La retribución del Consejo, que será compatible con el pago de dietas por asistencia a las reuniones, consistirá en un máximo del 10% de los beneficios después de impuestos, propuesto por el propio Consejo a la Junta General, siempre y cuando se haya observado lo dispuesto en el artículo 130 de la Ley. El propio Consejo determinará lo que corresponde a cada consejero por razón de su cargo en él.

La retribución de los Consejeros podrá también consistir en la entrega de acciones de la Sociedad, de derechos de opción sobre las mismas, o en cualquier otro sistema de remuneración que esté referenciado al valor de las acciones, en los términos establecidos en el artículo 130 de la Ley."

2º. Para dar cumplimiento a la disposición adicional decimoctava de la "Ley 24/1988, reguladora del Mercado de Valores", añadida a dicho texto legal por la "Ley 44/2002, de 22 de noviembre, de Medidas de Reforma del Sistema Financiero", se acuerda introducir en los Estatutos Sociales el siguiente artículo 21 bis para establecer el número de miembros, las competencias y las normas de funcionamiento del Comité de Auditoría y Cumplimiento:

" Artículo 21 bis.- Comité de Auditoría y Cumplimiento

El Consejo de Administración constituirá un Comité de Auditoria y Cumplimiento.

El Comité de Auditoría y Cumplimiento tendrá las siguientes funciones, sin perjuicio de cualquier otra que le pudiera atribuir el Consejo de Administración:

a) Informar en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.
b) Proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, el nombramiento de los auditores de cuentas externos a que se refiere el artículo 204 de la Ley.

c) Supervisar los servicios de auditoria interna.
d) Conocer del proceso de información financiera y de los sistemas de control interno de la Sociedad.
e) Relacionarse con los auditores externos para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoria de cuentas, así como aquellas otras comunicaciones previstas en la legislación de auditoria de cuentas y en las normas técnicas de auditoria.

El Comité de Auditoria y Cumplimiento estará formado por el número de Consejeros que en cada momento determine el Consejo de Administración, con un mínimo de tres y un máximo de cinco. Deberá tener mayoría de Consejeros no ejecutivos.

Los miembros del Comité serán designados por el Consejo de Administración a propuesta del Presidente y cesarán en el cargo cuando lo hagan en su condición de Consejeros o cuando así lo acuerde el Consejo de Administración.

El Presidente del Comité será elegido de entre aquellos de sus miembros que tengan la condición de Consejeros no ejecutivos y deberá ser sustituido cada cuatro años, pudiendo ser reelegido una vez transcurrido un año desde su cese.

Actuará como Secretario de este Comité, el Secretario del Consejo de Administración, y en su ausencia el Vicesecretario. El Secretario extenderá actas de las sesiones del Comité en los términos previstos para el Consejo de Administración.

El Comité se reunirá periódicamente en función de las necesidades y, al menos, cuatro veces al año, previa convocatoria de su Presidente.

Al Comité de Auditoria y Cumplimiento le serán de aplicación las normas de funcionamiento establecidas por los Estatutos Sociales con relación al Consejo de Administración, siempre y cuando sean compatibles con la naturaleza y funciones de este Comité".

3° Con el fin de permitir que el Consejo de Administración pueda ser convocado de forma ordinaria además de por carta certificada, mediante fax, telegrama o correo electrónico, se acuerda modificar el artículo 22 de los Estatutos Sociales que en adelante tendrá la siguiente redacción:

"Artículo 22.- Reunión del Consejo.

El Consejo se reunirá por lo menos una vez por trimestre, y siempre que lo estime pertinente el presidente o lo pidan dos o más consejeros o el consejero delegado. En estos dos últimos casos no podrá demorar la presidencia el envío de la convocatoria por plazo superior a cinco días a partir de la fecha en que se reciba la solicitud.

El Consejo será convocado por el presidente o por el que haga sus veces con indicación de su orden del día mediante fax, telegrama, correo electrónico o carta certificada dirigida a todos y cada uno de los consejeros, por lo menos, siete días antes del que se fije para la reunión del Consejo.

A juicio del presidente, y en casos de urgencia, el Consejo podrá ser convocado indicando los asuntos a tratar, sin el plazo indicado anteriormente."

ACUERDO Nº 6

Sexto.- Autorización para la adquisición derivativa, directa o indirecta, de acciones propias, dentro de los límites y requisitos legales.

Revocación, en la parte no utilizada, de la autorización concedida para la adquisición derivativa de acciones propias en la Junta General de Accionistas de 18 de abril de 2.002.

Autorizar la adquisición derivativa de acciones de la propia Sociedad, directamente o través de cualquiera de sus sociedades filiales, por título de compraventa o por cualquier otro acto "intervivos" a título oneroso y durante el plazo máximo de dieciocho meses a contar desde la celebración de la presente Junta.

Dejar sin efecto la autorización concedida por la Junta General de Accionistas de 18 de abril de 2.002, en la parte no utilizada.

Aprobar los límites o requisitos de estas adquisiciones, que serán los siguientes:

- Que el valor nominal de las acciones adquiridas, sumándose a las que ya posea la Sociedad y sus sociedades filiales, no exceda, en cada momento, del máximo legal permitido.

- Que las acciones adquiridas estén libres de toda carga o gravamen, se hallen íntegramente desembolsadas y no se encuentren afectas al cumplimiento de cualquier clase de obligación.

- Que se pueda dotar en el pasivo del Balance de la Sociedad una reserva indisponible equivalente al importe de las acciones propias reflejado en el activo. Esta reserva deberá mantenerse en tanto las acciones no sean enajenadas o amortizadas.

- Que el precio de adquisición no sea inferior al nominal ni superior en un 20 por ciento al valor de cotización. Las operaciones de adquisición de acciones propias se ajustarán a las normas y usos de los mercados de valores.

Expresamente se autoriza que las acciones adquiridas por la Sociedad o sus sociedades filiales en uso de esta autorización puedan destinarse en todo o en parte a su entrega a los partícipes del Plan de Opciones aprobado por la Junta General y Extraordinaria de la Sociedad celebrada el día 18 de mayo de 2.000, como consecuencia del ejercicio de derechos de opción de que aquellos sean titulares.

Así mismo se autoriza que las acciones que sean propiedad de la Sociedad a la fecha de la celebración de la presente Junta General o las que posteriormente se adquieran en virtud del presente acuerdo, se destinen -dentro de la política retributiva de la empresa-

y hasta un máximo de 0,5% del actual capital social, a un Plan de entrega de acciones, en los ejercicios 2003 y 2004, que estará dirigido a las personas integradas en alguna de las siguientes categorías: Consejeros ejecutivos, Directores Generales, Directores de medios, Secretarios de Consejos de Administración y otros directivos de la Sociedad o de su Grupo de empresas asimilados a los anteriores, que reúnan las condiciones que establezca el Consejo de Administración. La entrega de acciones a cada destinatario será gratuita y no excederá de 12.000 € anuales, tomándose como referencia el valor medio de cierre de cotización de la acción en el Mercado Continuo durante los siete días hábiles inmediatamente anteriores al de la entrega. Se delegan en el Consejo de Administración las más amplias facultades para el desarrollo y ejecución de este Plan de entrega de acciones.

ACUERDO Nº 7

Séptimo.- Delegación de facultades

Sin perjuicio de las autorizaciones previstas en los anteriores acuerdos, se acuerda facultar al Consejo de Administración, con toda la amplitud que fuera necesaria en Derecho, para desarrollar, ejecutar e interpretar todos los acuerdos anteriores, incluyendo, en la medida que fuera necesario, las facultades de interpretar, subsanar y completar los mismos y se acuerda asimismo delegar en el Presidente del Consejo de Administración D. Jesús de Polanco Gutierrez, en el Consejero Delegado D. Juan Luis Cebrián Echarri y en el Secretario D. Miguel Satrústegui Gil- Delgado, para que cualquiera de ellos, indistintamente, comparezcan ante Notario para formalizar y elevar a público los acuerdos adoptados en la presente Junta, subsanando, en su caso, los errores materiales en que se pudiera incidir en el otorgamiento de las escrituras públicas que no requieran la adopción de nuevos acuerdos, así como para otorgar cuantos documentos públicos y privados sean necesarios hasta la inscripción de los acuerdos adoptados en el Registro Mercantil, con facultades, incluso, para su subsanación o rectificación a la vista de la calificación verbal o escrita que pueda realizar el Sr. Registrador y, en suma, realizar cuantos actos y gestiones sean necesarios para su plena efectividad.

ITEM 2

Madrid, a 10 de abril de 2003

OTRAS COMUNICACIONES

PROMOTORA DE INFORMACIONES, S.A. adjunta los textos de los discursos del Presidente del Consejo de Administración y del Consejero Delegado, en la Junta General Ordinaria celebrada en el día de hoy.

Intervención de

Jesús de Polanco

Presidente del GRUPO PRISA en la Junta General de Accionistas

Madrid, 10 de abril de 2003.

Señoras y señores accionistas:

Celebramos esta Junta General de Accionistas en unas circunstancias de gran conmoción y de mayor complejidad e incertidumbre que doce meses atrás. Después de tres semanas de la intervención militar en territorio iraquí, las interrogantes sobre la marcha de la economía internacional se mantienen, y se han visto agudizadas tras las operaciones bélicas.

Sobrecoge el dramatismo de las crónicas y las imágenes que nos llegan del escenario de los hechos. Quiero aprovechar esta ocasión para felicitar a los numerosos profesionales de nuestros medios por la tarea que están realizando en la cobertura de la guerra y sobre todo a aquellos que lo hacen desde el escenario de la misma, arrostrando todo tipo de riesgos. Su ejemplo de profesionalidad, de rigor informativo, de servicio a lectores y oyentes, quedará en los anales de EL PAIS y de la Cadena SER. Vaya desde aquí también mi condolencia por los periodistas que han perdido la vida en su misión informativa en Irak, dos españoles entre ellos.

Desde distintas instancias han comenzado a oirse las primeras voces autorizadas que alertan de un hipotético riesgo de recesión, y el consenso mas extendido entre analistas aplaza la recuperación nuevamente hasta el año que viene. No es cuestión de cargar las tintas sobre los aspectos mas sombríos que gravitan en la escena internacional, sino sencillamente de llamar la atención ante algunos de los riesgos previsibles y proponer la adopción de las medidas adecuadas.

Por tercer año consecutivo las economías occidentales han conocido un progresivo nivel de deterioro que ha afectado desfavorablemente a las cuentas de resultados de las empresas.

Desde el final de la euforia bursátil, en la primavera del año 2000, el encadenamiento de factores ha forzado una drástica reducción en los ritmos de crecimiento de las economías desarrolladas con la consiguiente contracción de la demanda y el enfriamiento en la inversión publicitaria.

Las empresas de medios de comunicación y del sector cultural y del entretenimiento no han permanecido ajenas a esta evolución y se han visto forzadas a acometer severos programas de ajuste para estabilizar sus constantes vitales, abandonar los excesos del pasado y recomponer sus estructuras.

En el año 2002 importantes grupos de comunicación han presentado resultados negativos como consecuencia del cambio de tendencia en el ciclo y de las amortizaciones que han tenido que realizar.

Las cotizaciones en Bolsa de las empresas tecnológicas y de medios se han visto penalizadas y en algunos casos, dados los niveles de precio excepcionalmente bajos sus acciones han sido objeto de movimientos especulativos ajenos al valor de las empresas.

El sector después de un periodo de intenso crecimiento, ha entrado en una etapa de consolidación, dominada por una acusada corriente desinversora.

En PRISA hemos procurado actuar con realismo. Asumimos el riesgo como factor inherente a la actividad empresarial, pero hemos procurado evitar las precipitaciones o los errores de cálculo que amenazasen con desbordar nuestras posibilidades y conducirnos a saltos en el vacío o a situaciones sin retorno.

El liderazgo de nuestras empresas por audiencia y resultados, la calidad de sus ofertas, el respeto por los destinatarios últimos de nuestro trabajo son las premisas de nuestras actividades y la guía para impulsar los nuevos negocios.

En este sentido puede afirmarse que los comportamientos de EL PAIS, de la Cadena SER o de la Editorial SANTILLANA, las columnas vertebrales de nuestro Grupo, fueron excelentes durante el ejercicio pasado. El aumento registrado en los ingresos se ha visto acompañado por un estricto control del gasto y unas medidas de ahorro que han permitido mejorar los márgenes e incrementar el beneficio.

Con ello no solo hemos dado cumplimiento a nuestras más inmediatas obligaciones, sino que también hemos dado pasos imprescindibles para afrontar el futuro en mejores condiciones. Nuestras empresas han ganado en competitividad, son más eficientes y han mejorado su posición relativa respecto de sus competidores.

Todo ello ha hecho que mejoren nuestros resultados respecto a los del año precedente lo que nos permite proponer a esta Junta General la aprobación del reparto de un dividendo de dieciocho millones setecientos mil euros, equivalente a nueve céntimos de euro por acción.

La internacionalización de nuestras actividades continuará. El fuerte arraigo de SANTILLANA en América Latina y su sólida posición en la edición general y del libro de texto abren extraordinarias posibilidades en unos mercados de impresionante futuro y espectacular potencial de crecimiento.

El proyecto de creación de una gran red panamericana de radio ha conocido a lo largo del pasado año un fuerte impulso con la incorporación de Caracol Radio, grupo líder de la radiodifusión en Colombia, junto con el refuerzo de la gestión y la mejora de las programaciones en México, Chile y el resto de los países en que operan nuestras emisoras. Este es un reto apasionante, por su dimensión geográfica, por lo que tiene de innovador, por las posibilidades profesionales que ofrece y por la rentabilidad futura a medio plazo.

La crisis argentina y las incertidumbres suscitadas por el proceso electoral en Brasil, entre otros factores, ligados a los desequilibrios del conjunto de las economías latinoamericanas y a la inestabilidad política en distintos países han determinado que la tasa de crecimiento en la región se haya situado el pasado año en una de sus cotas mas bajas en las últimas décadas. Los

rendimientos empresariales se han resentido. América Latina ha cedido posiciones y se ha visto postergada en su capacidad de atracción de inversiones.

Para PRISA América no es una opción transitoria ni un reclamo de coyuntura. La expansión de nuestro Grupo en los países de habla hispana y portuguesa es una decisión estratégica. Creemos en ella como horizonte de medio y largo plazo. A través del desarrollo en dichos mercados PRISA puede ganar en tamaño, ser un operador global y competir con los operadores globales.

Los nuevos negocios que en los últimos años hemos emprendido nos ofrecen nuevas oportunidades, de manera muy especial, en el desarrollo de la televisión local en España. En muy poco tiempo hemos construido una marca, LOCALIA, y puesto en pié una organización que agrupa en la actualidad a mas de setenta emisoras. Por su dinamismo y proximidad, por su calidad profesional, nuestra red de televisiones locales es una referencia indiscutible entre la multitud y proliferación de ofertas de similares características.

El sector audiovisual en España se encuentra ante un momento critico. El crecimiento de pérdidas y endeudamiento en las televisiones públicas, el carácter obsoleto del marco legal existente, la actitud normativa del parcheo e ir tirando, son síntomas de una aguda crisis que requiere tanto de la voluntad política de los poderes públicos para poner remedio y favorecer la libre competencia, como de la gestión eficaz y comprometida con sus resultados por parte de la iniciativa privada.

La prometida Ley del Audiovisual no puede ni debe verse aplazada. Las opiniones y experiencias del sector merecen ser atendidas y tomadas en consideración. No es cuestión de incrementar la sobre-regulación ya existente, sino de simplificar, clarificar y poner al día un marco general abierto, flexible, receptivo con el cambio tecnológico y que facilite la actividad de las empresas.

PRISA fue responsable del lanzamiento y la explotación con éxito de CANAL +, la primera televisión de pago en España. Ello nos permitió, años mas tarde, lanzar en nuestro país, también con éxito, la primera oferta de televisión digital vía satélite. Han transcurrido seis años desde entonces, y ahora a pesar de las múltiples dificultades que se han tratado de imponer, estamos a punto de culminar un proceso en el que, con la adquisición de Vía Digital, SOGECABLE verá significativamente reforzada su posición de liderazgo en el sector de la televisión de pago.

Para SOGECABLE es el comienzo de una nueva etapa de dura competencia con otros sistemas de transmisión como el cable o el digital terrenal. En este nuevo tiempo, SOGECABLE requerirá mantener un extremado rigor en la gestión y desempeñar grandes dosis de talento y creatividad para ampliar la base de abonados y configurar unas programaciones de calidad con los mejores contenidos. PRISA será responsable de la gestión y su participación será del 16.38 por ciento. Creemos en este proyecto. Nos sentimos firmemente identificados con el mismo. Y confiamos plenamente en sus gestores y sus profesionales.

PRISA es y pretende ser, cada vez más, una empresa con futuro: no solo sigue obteniendo un progresivo creciente valor económico sino que contribuye de forma significativa a la difusión de la información y de la cultura, así como al desarrollo social en todos los ámbitos de su entorno inmediato.

PRISA ha tratado y tratará no solo de satisfacer a los accionistas de esta espléndida realidad empresarial (aunque siempre inacabada en cuanto a proyecto de futuro), es consciente de que se debe a todas las partes interesadas: clientes, empleados, proveedores, socios estratégicos, instituciones financieras, opinión pública, administraciones, así como su entorno local, regional nacional e internacional, de acuerdo con nuestros respectivos ámbitos de actuación. Todas estas partes interesadas aseguran nuestra credibilidad y futuro en cuanto tratamos de hacer y hacemos día a día con nuestro trabajo en defensa de los bienes que nos son comunes tales como la paz, la seguridad, la libertad, la justicia, el progreso, el bienestar y la democracia.

Ejercemos con toda convicción nuestra responsabilidad social y quiero resaltar al respecto las actividades propias de nuestra Fundación SANTILLANA, en España e Iberoamérica, junto con otras de mecenazgo.

PRISA se esfuerza por lograr de forma transparente y legítima los mayores beneficios económicos posibles, sin renunciar a su visión, vocación y metas de servicio a la sociedad. A ella nos debemos, así como a todas y cada una de las otras muchas partes interesadas y beneficiadas por la acción de esta gran empresa.

Casi diez mil personas trabajan hoy directamente para PRISA. Su trabajo es nuestra mejor carta de presentación y la más sólida garantía de la reputación y respetabilidad ganada por nuestro Grupo. PRISA representa una forma de ser y de hacer en el sector de medios de comunicación y el entretenimiento.

Nuestra independencia y nuestro liderazgo son los resortes en los que confluyen la rentabilidad creciente y la creación de valor que esperamos obtener de nuevo en el presente ejercicio.

Muchas gracias.

A continuación tiene palabra el Consejero Delegado

Intervención de Juan Luis Cebrián

Consejero Delegado del Grupo PRISA

en la Junta General de Accionistas

Madrid, 10 de abril de 2003

Lo prolongado de la crisis económica, las incertidumbres políticas y, finalmente, la intervención militar anglo-estadounidense en Irak han configurado en los meses recientes un panorama contradictorio y difícil para el desarrollo de la actividad empresarial. Aunque durante el año pasado la evolución del PIB español se situó por encima de las cifras registradas en Europa y Latinoamérica, las cuentas de Prisa se vieron afectadas por la menor actividad económica de los diversos sectores en que opera y la generalizada atonía del mercado publicitario. La crisis de Argentina afectó seriamente a nuestro negocio editorial, y las depreciaciones de las monedas locales del subcontinente respecto al dólar, y de éste respecto al euro, repercutieron desfavorablemente en nuestros resultados.

Pese a todo ello, en 2002, los beneficios netos del grupo mejoraron – debido, en parte, a un ingreso fiscal proveniente de nuestras inversiones en el extranjero-. Fue, también, la ocasión de poner a prueba las capacidades de gestión de nuestros ejecutivos a la hora de confrontar dificultades y desafíos muy considerables. Y los medios del grupo pudieron exhibir, como continúan haciendo en los últimos meses, su capacidad de convocatoria y liderazgo de la opinión pública española en medio del ambiente de confusión y desconcierto a la que viene siendo sometida.

Gracias a una política rigurosa en la administración de los recursos y a un esfuerzo racional por acrecentar los ingresos, estos aumentaron un 1,6 por ciento y el resultado de explotación mejoró un 3 por ciento, hasta alcanzar los 119 millones de euros. El margen de ebitda sobre ingresos subió un punto y el total del mismo se situó en los 203 millones de euros.

La facturación publicitaria creció un 6,7 por ciento, debido a la incorporación al perímetro de consolidación de nuestras radios mexicana y colombiana; en nuestros medios en España, los ingresos por publicidad del grupo permanecieron estables, frente a un descenso general del mercado del 2 por ciento.

La buena distribución de nuestros ingresos por línea de actividad, en los que la publicidad supone menos del cuarenta por ciento de la facturación total del grupo, pone de relieve el sentido equilibrado de nuestra estructura empresarial y el menor grado de dependencia del ciclo económico de nuestras operaciones, así como las grandes expectativas de crecimiento una vez se supere la coyuntura actual.

Pese a haber aumentado nuestra actividad internacional, el peso de la misma en los ingresos de Prisa disminuyó, debido a la crisis argentina y a las depreciaciones comentadas. Es interesante señalar, sin embargo, que México, con el 7% de la facturación total del grupo, contribuyó en un 12% al resultado de explotación del mismo. Lo cual pone de relieve que el mayor riesgo de los mercados emergentes en los que nos movemos se ve ampliamente compensado por los buenos márgenes de las operaciones.

En la composición final del beneficio neto conviene resaltar que se ha aprovechado la oportunidad de un ingreso fiscal extraordinario y no recurrente; ello ha permitido provisionar ampliamente anteriores inversiones, singularmente en el área de la producción y distribución de música, en donde el cambio de modelo de negocio y la lacra de la piratería y la venta ilegal han afectado seriamente a todas las empresas del sector.

La deuda del grupo se mantuvo en ratios prudentes, después de que decidimos paralizar las nuevas inversiones, (habida cuenta de la magnitud de

la crisis) y dedicar nuestros esfuerzos a potenciar y consolidar los negocios emprendidos en el pasado reciente. Dichos niveles de deuda no son en absoluto preocupantes, el mercado los contempla con normalidad y el sistema bancario nos ofrece líneas adicionales a precios muy competitivos. Pero es nuestra política reducir el endeudamiento al máximo, aunque sin paralizar el crecimiento, conocedores, como somos, de que en tiempos de crisis la liquidez es reina.

Merece ser destacado el comportamiento de EL PAÍS: no solo incrementó su circulación, sino que batió récords históricos en sus resultados económicos pese a la depresión del mercado publicitario. Su circulación se mantuvo estable pero en lo que llevamos del año 2003 la venta media del periódico es de medio millón de ejemplares. Un éxito que se debe, fundamentalmente, al esfuerzo y dedicación de nuestros equipos, a la existencia de una redacción cualificada, con altos estándares de profesionalidad y sentido ético, a la presencia de un capital humano formidable y visible en todas y cada una de las áreas del diario, (producción, distribución, comercial y técnica), y a unos sistemas de gestión que se han renovado por completo en los dos últimos años, añadiendo eficiencia y competitividad al periódico. Esos valores, identificados por muchos como signos de nuestra cultura societaria, se hallan presentes en la gran mayoría de nuestras empresas, a las que en el próximo futuro aplicaremos más exigentes parámetros en la medición del control del gasto y administración de todo tipo de recursos. Por lo demás, y como ya ha puesto de relieve el presidente, El País ha mostrado su músculo profesional con ocasión de la segunda guerra del Golfo e imparte a diario una lección de buen periodismo y de responsabilidad cívica de la que nos sentimos legítimamente orgullosos. Mi enhorabuena y agradecimiento a su director y a todo su equipo. Mi felicitación también al director general por los excelentes resultados económicos obtenidos. Entre todos consiguen poner cada día en la calle no sólo el mejor, más grande e influyente de los diarios editados en español, sino uno de los cotidianos más respetados y mejor hechos de la prensa mundial.

Nuestras radios siguieron creciendo, aumentando incluso, contra corriente, su facturación publicitaria y mejorando tanto sus márgenes de operación como su influencia en la opinión pública. Es de justicia resaltar aquí los altos niveles de calidad informativa, de pluralismo ideológico y de opinión, de conexión con la audiencia, que las diversas programaciones de la SER han alcanzado y – también como en el caso de El País - el ejemplo cívico que han sabido dar durante los días aciagos de esta guerra que toca a su fin. Los datos del EGM hechos públicos esta misma semana hacen justicia al buen hacer de nuestros profesionales de la radio. Durante más de cuarenta años me he dedicado al periodismo profesional y nunca como hoy me he podido sentir tan orgulloso de pertenecer a un grupo redaccional e intelectual en el que el rigor informativo, la libertad de opinión y la independencia de criterio son modélicos.

Creo poder decir que gracias a las empresas de Prisa, y a quienes desempeñan en ellas su labor, el margen de expresión de los españoles es más grande y mayor su dignidad como ciudadanos. No pretendemos para nada arrogarnos la exclusiva de la defensa de los valores democráticos, pero en estos momentos de enorme frustración, periódicos como El País y radios como la SER constituyen referentes sociales de inmensa importancia.

Jesús Polanco ha expresado ya su agradecimiento a los periodistas del Grupo que con indudable riesgo, en la guerra como en la paz, cumplen con su misión informativa. Quiero unir mis palabras a las suyas en el pesar por las víctimas habidas durante la invasión de Irak. La eficacia de nuestras empresas no sólo depende de ratios económicos ni se mide sólo con parámetros de analistas financieros. Nuestro éxito radica más que nada en el factor humano y en la convicción respecto a los valores empresariales y profesionales que defendemos.

El grupo Santillana, por su parte, pudo compensar en gran medida el enorme bache de la crisis argentina gracias a los esfuerzos desplegados en especial en sus dos principales mercados, México y España, y a la buena gestión de Editora Moderna en Brasil. El potencial de crecimiento del mercado de la educación y la formación es sencillamente inmenso. Esperamos que, a medio plazo, la bien probada y ya tradicional impronta de calidad de nuestras editoriales supere sus ya muy importantes cifras de negocio y amplíe su presencia en los mercados del español, en los que por otra parte es líder desde hace muchos años. La presencia de Prisa en la industria editorial y cultural resalta aun más su vocación de compromiso con la sociedad.

Junto a la solidez de las actividades tradicionales del grupo, hemos sido capaces de optimizar la mayoría de los nuevos desarrollos, lo que nos permite hoy concretar más afinadamente nuestra política de crecimiento.

El diario AS continúa su marcha ascendente, ganando cada día circulación y cuota de mercado, incrementando su facturación publicitaria y consolidándose como un gran diario deportivo cuya única vocación posible es el liderazgo.

Las operaciones de prensa local y regional están bajo control; en los primeros meses de este año El Correo de Andalucía ha comenzado a batir en difusión a su inmediato competidor, mientras nuestras revistas dedicadas al mundo del cine y de la música continúan aumentando sus ventas y son rentables. Por su parte, la televisión local se ha implantado en España como un dato ya ineludible del panorama audiovisual. El año pasado vendimos el 14 por ciento de nuestra inversión en este terreno a socios locales que operan con nosotros diversas estaciones y a un sólido grupo financiero; durante este año continuaremos con el esfuerzo inversor y de gestión que ofrece un sector de tan evidente crecimiento. Podremos demostrar que es posible construir una televisión digna y ajustada en costes que interese a los espectadores sin necesidad de despeñarse por los vertederos de la infracultura.

Nuestra expansión en la radio latinoamericana se reforzó con la inclusión de Caracol, cadena líder en Colombia, en nuestro perímetro de consolidación por integración global. Los planes para el desarrollo de una red panamericana de radio siguen en pie, pero hemos ralentizado las inversiones a la espera de una mejor coyuntura económica y también para centrar nuestros esfuerzos y consolidar nuestros equipos en países como México, Colombia y Chile, en los que hemos apostado seriamente. El crecimiento fundamental de Prisa depende del desarrollo radiofónico en esos países. No escatimaremos esfuerzos de ningún tipo en la consecución del proyecto. Para lograr tan ambiciosa meta contamos con un equipo humano joven y solvente, con socios poderosos y con un mercado en expansión.

Prisacom siguió impulsando las versiones digitales de nuestros diferentes medios y lanzó con éxito el sistema de suscripción para EL PAIS.es. No me

cansaré de repetir que el pinchazo de la burbuja bursátil no debe confundirnos respecto al futuro de las nuevas tecnologías. Solo un modelo de desarrollo digital adecuado podrá dar respuesta a muchos de los interrogantes que preocupan a los sectores en los que operamos –la música, desde luego, de forma relevante. Hemos comenzado recientemente la venta de descargas de productos discográficos, y estamos convencidos de que es a través de la red como encontraremos respuesta satisfactoria a los problemas que los mercados musicales y de información económica vienen padeciendo. Solo quienes insistan y tomen riesgos en la actividad digital serán capaces de sobrevivir en el futuro. De ahí nuestro empeño decidido en potenciar las actividades de PRISACOM, empleando en ella lo mejor de nuestros recursos.

El año 2002 ha sido un periodo de reestructuración interna en PRISA, en el que han primado las acciones tendentes al control del gasto y a la consolidación del crecimiento abordado en ejercicios anteriores. Esta política se culminó con los acuerdos alcanzados entre Sogecable y Telefónica para la adquisición por parte de la primera de Vía Digital, acuerdos que se han de sustanciar durante 2003. Nuestra apuesta por la televisión de pago es inequívoca y estratégica. Fuimos sus introductores en España, cuando muchos miraban con escepticismo el futuro de la misma, y demostramos con creces la existencia de un mercado que, bien gestionado y huérfano de ataques insidiosos, puede ser muy rentable.

Nuestra actividad en ese sector ha de ser compatible con nuestra presencia en las operaciones de televisión local y regional. Prisa se ha mostrado siempre dispuesta a colaborar con todas las administraciones y, por supuesto, con nuestros colegas y competidores, en los trabajos por definir un marco regulatorio para el audiovisual estable y moderno, que no perjudique las expectativas de crecimiento de la industria y garantice la transparencia del mercado. En esa actitud continuamos, respetuosos con el cumplimiento de la ley, pero al mismo tiempo seriamente preocupados por los repetidos arbitrismos, ingerencias y absurdos que los diversos equipos gobernantes han producido en el transcurso del tiempo.

Nuestra presencia en el mercado audiovisual se completa además con el desarrollo de Plural como productora que dirige sus esfuerzos prioritariamente al mercado hispano de los EEUU, y que en estos días negocia importantes acuerdos con Univisión, primera cadena de televisión de los Estados Unidos.

Por último, ya he señalado que las actividades musicales sufrieron un serio revés el año pasado. Hemos procedido por eso a una severa reestructuración de la compañía y a un replanteamiento radical del modelo de negocio que esperamos genere sus frutos en el presente ejercicio. También nuestras empresas de artes gráficas vieron castigados sus márgenes por la menor actividad. Por ello estamos inmersos en un proceso tendente a buscar las alianzas estratégicas adecuadas que permitan mantener nuestra presencia en un sector de indudable interés para nosotros, pero muy intensivo en capital.

Durante 2003 continuaremos con la política de prudencia inversora y control de la deuda, al tiempo que insistiremos en desinvertir en aquellos sectores o empresas no estratégicos para el grupo que arrojen pérdidas o no ofrezcan significativas oportunidades de crecimiento. Precisamente éste, y su consiguiente creación de valor para los accionistas, es lo que fundamentalmente anima nuestra gestión diaria.

Cuando hablamos de crecimiento no pensamos en los modelos especulativos, mesiánicos y un tanto desaforados que alimentaron la burbuja bursátil, sino en un desarrollo sostenido y sostenible, que vele por la rentabilidad a medio y largo plazo de las inversiones y, al tiempo, sea coherente con la relevancia del papel social e intelectual que nuestras empresas desempeñan.

Los fundamentales vectores de crecimiento, en el corto plazo, han de ser la radio en América Latina, la televisión local, la producción audiovisual aneja a ella, y el impulso del sector educativo y de formación. Confiamos que los marcos regulatorios, en los que nos tenemos que desenvolver en una gran diversidad de países, profundicen su tendencia a establecer políticas de liberalización, favoreciendo la competitividad empresarial y el reconocimiento del mérito. Y esperamos que comiencen a disiparse cuanto antes los negros nubarrones que han ensombrecido la economía internacional por más de tres años. Cuando se invierta el ciclo, estaremos mejor pertrechados, humana, tecnológica y organizativamente, para hacer frente a las nuevas realidades.

Las políticas de austeridad y contención que venimos implantando facilitarán nuestra andadura y habrán contribuido a otorgar mayor solidez aún a las empresas, no solo en el terreno puramente económico sino en la repercusión social de su actividad, de la que en definitiva depende la brillantez de sus resultados. Valores todos que, no lo duden ustedes, acabarán siendo reconocidos en nuestra cotización en los mercados.

Solo me queda añadir mi gratitud, una vez más, a los equipos humanos que conforman nuestro grupo de empresas en más de veintidós países y que se deben a los millones de clientes, lectores y usuarios de nuestros medios. A su esfuerzo, dedicación y apoyo se deben los éxitos obtenidos y de ellos mismos depende la consecución de las ambiciosas metas que nos hemos planteado.

Nada más y muchas gracias.

ITEM 3

Madrid, a 10 de abril de 2003

OTRAS COMUNICACIONES

En relación con la distribución y pago de dividendos a los Sres. Accionistas de Promotora de Informaciones, S.A., acompañamos el texto del anuncio que se publicará mañana, día 11 de abril, en los diarios EL PAIS y CINCO DIAS.

PROMOTORA DE INFORMACIONES, S.A.

Se comunica que la Junta General Ordinaria de Accionistas de la sociedad celebrada el día 10 de abril de 2003 ha acordado distribuir entre los Sres. accionistas un dividendo con cargo a los resultados del ejercicio 2002 en la siguiente cuantía:

Importe bruto por acción:	0,0900 euros
Retención:	0,0135 euros
Importe neto por acción:	0,0765 euros

El dividendo se hará efectivo el día 16 de abril de 2003.

Al estar las acciones representadas mediante anotaciones en cuenta, la percepción del dividendo se efectuará a través de las Entidades Adheridas al Sistema, de conformidad con los procedimientos establecidos por el Servicio de Compensación y Liquidación de Valores. La operación se realizará mediante transferencia bancaria, actuando como entidad pagadora Santander Central Hispano Investment S.A., a través de SEPI con código entidad (0049).

En Madrid, a 10 de abril de 2003

D. Miguel Satrústegui Gil Delgado
Secretario del Consejo de Administración